UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934

Date of Report: October 31, 2018

Commission File Number: 001-33701

Fly Leasing Limited
(Exact Name of registrant as specified in its charter)

West Pier Business Campus
Dun Laoghaire
County Dublin, A96 N6T7, Ireland
(Address of principal executive office)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Events

As of October 29, 2018, Fly Leasing Limited (“Fly”) completed the transfer of four additional aircraft, for a total of 33 Airbus A320-200 aircraft (the “Aircraft”, together with the Engines (as defined below), the “Portfolio A Transactions”) on operating leases to AirAsia and its affiliated airlines (the “AirAsia Group”), pursuant to the Share Purchase Agreement (as may be amended from time to time, the “SPA”), dated February 28, 2018, among Fly, its subsidiary, Fly Aladdin Holdings Limited (“Fly Aladdin”), AirAsia Group Berhad, as successor to AirAsia Berhad (“AirAsia”), and its subsidiary, Asia Aviation Capital Limited (“AACL”).  On October 30, 2018, Fly completed the transfer of seven engines on operating leases to the AirAsia Group as further described below. Fly expects to amend the SPA with Fly Aladdin, AirAsia and AACL to terminate the parties’ commitment with respect to one Airbus A320-200 aircraft on operating lease to a third-party airline. Fly has completed the transfer of all aviation assets from AACL in the Portfolio A Transactions.

As previously announced, Fly also will acquire 21 Airbus A320neo family aircraft on operating leases to the AirAsia Group as the aircraft deliver from Airbus between 2019 and 2021, and will have the option to purchase 20 Airbus A320neo family aircraft, not subject to lease, which begin delivering from the manufacturer in 2019 (together with the Portfolio A Transactions, the “AirAsia Transactions”).

Engine Acquisition Credit Facility

On October 24, 2018, Fly Aladdin Engine Funding Limited (the “Borrower”) entered into a term loan facility with IBJ Leasing Company, Limited (“IBJL”), JA Mitsui Leasing, Ltd. (“JAML”, and together with IBJL, the “Original Lenders”) as original lenders, UMB Bank, N.A, as the Agent and, not in its individual capacity but solely as Security Trustee (the “Credit Agreement”). The Credit Agreement provides for the borrowing of an aggregate amount not to exceed $46,000,000. The initial borrowings under the Credit Agreement aggregated $43,932,000 (the “Initial Borrowings”). On October 30, 2018, the Borrower used the proceeds from the Initial Borrowings pursuant to the Credit Agreement to finance the acquisition of seven (7) CFM International model CFM56 engines on operating leases to the AirAsia Group (together with any engines that may be substituted into the Credit Agreement, the “Engines”).

Interest Rate. The interest rate for the Initial Borrowings is based on an applicable margin of 1.90% per annum over a fixed swap rate and ranges from 4.94% to 4.96% per annum, per Engine.

Payment Terms. The Borrower is required to make scheduled monthly payments of principal and interest in accordance with an amortization schedule applicable to the Initial Borrowings.  The maturity dates for the Initial Borrowings range from December 31, 2021 to April 30, 2022.

Collateral. The Borrower’s obligations under the Credit Agreement are secured by the Engines and related leases and subleases, related insurances and warranties provided by the engine manufacturer and by pledge of various bank accounts held by the Borrower with Deutsche Bank Trust Company Americas. In addition, Fly has provided a guarantee of all of the Borrower’s obligations under the Credit Agreement.

Covenants. The Credit Agreement includes certain customary covenants, including various reporting requirements. A violation of any of these covenants could result in a default under the Credit Agreement.

Fees. The Borrower has paid up-front fees in an aggregate amount of approximately $440,000 to the Original Lenders upon drawing on the Initial Borrowings.

Servicing Agreement. The Borrower has also entered into a servicing agreement with BBAM US LP and BBAM Aviation Services Limited (the “Servicers”) relating to the Engines, pursuant to which the Borrower will pay to the Servicers servicing fees of 3.5% of monthly rents actually collected and an administrative fee equal to $1,000 per month. Also, the Borrower will pay the Servicers a sales fee equal to 1.5% of the gross consideration collected with respect to the sale of any Engine.

Forward Looking Statements

This report includes forward-looking statements regarding the AirAsia Transactions that are not historical or current facts and deal with potential future circumstances and developments, in particular statements regarding whether and when the AirAsia Transactions and related transactions will be consummated. Forward-looking statements are qualified by the inherent risks and uncertainties surrounding future expectations generally and may materially differ from actual future experience. Risks and uncertainties that could affect forward-looking statements include: satisfaction of conditions to the closing of additional assets as contemplated in connection with the AirAsia Transactions; satisfaction of conditions to the financing of additional assets as contemplated in connection with the AirAsia Transactions; Fly’s ability to obtain additional required financing for the AirAsia Transactions on favorable terms, or at all; the risk that the expected benefits of the AirAsia Transactions may not be fully realized or may take longer to realize than expected; the risk that business disruption resulting from the AirAsia Transactions may be greater than expected; and the risks that are described in Fly’s reports filed with the SEC, including the annual report on Form 20-F for the year ended December 31, 2017. This report speaks only as of its date and Fly disclaims any duty to update the information herein other than as required by applicable law or regulation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fly Leasing Limited
(Registrant)

Date:	October 31, 2018	By:	/s/ Colm Barrington
Colm Barrington Chief Executive Officer and Director